UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
Form SD
Specialized Disclosure Report

Finisar Corporation
(Exact name of registrant as specified in its charter)

Delaware	000-27999	94-3038428
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

1389 Moffett Park Drive, Sunnyvale, CA 94089
(Address of principal executive offices)

Josh Shinnick (408) 548-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

1

Section 1. Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

This Form SD of Finisar Corporation (the “Company”) is filed pursuant to Rule 13p‑1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2016 to December 31, 2016.
The Company has determined that certain Conflict Minerals (as defined in Exhibit 1.01. the Introduction) are necessary to the functionality or production of certain products manufactured by the Company and has reason to believe that, during the period covered by this report, certain of such conflict minerals potentially originated in the Democratic Republic of the Congo (“the DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC. Accordingly, the Company has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01. The Conflict Minerals Report is also publicly available on the Company’s website at www.finisar.com.
Item 1.02. Exhibit

As noted in item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2. Exhibits
The following exhibits are filed as a part of this report:
Exhibit 1.01 - Conflict Minerals Report of Finisar Corporation
Exhibit 1.02 – List of Smelters

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 30, 2017
Finisar Corporation

By: /s/ Kurt Adzema
Kurt Adzema
Executive Vice President, Finance, and
Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
1.01	Conflict Minerals Report of Finisar Corporation
1.02	List of Smelters

4

Finisar Corporation
Conflict Minerals Report
For the reporting period from January 1, 2016 to December 31, 2016
Introduction
This Conflict Minerals Report (this “Report”) of Finisar Corporation has been prepared pursuant to Rule 13p‑1 and Form SD promulgated under the Securities Exchange Act of 1934 (collectively, the “Rule”) for the reporting period from January 1, 2016 to December 31, 2016.
The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (“the DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. For purposes of this Report, reference to “Finisar,” “we,” “our” or the “Company” mean Finisar Corporation and its subsidiaries. As further described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which certain Conflict Minerals are necessary to the functionality or production of those products.
The Company and its Products
The Company is a leading provider of optical subsystems and components that are incorporated by its customers into larger systems used in a variety of data communication and telecommunication applications.
Subsystem Products: The Company’s optical subsystems provide the fundamental optical-electrical, or optoelectronic, interface for interconnecting the equipment used in wireline and wireless communication networks, including switches, routers and servers. These products rely on the use of semiconductor lasers and photodetectors in conjunction with integrated circuits, or ICs, and optoelectronic packaging to provide a cost-effective means for transmitting and receiving digital signals over fiber optic cable at speeds ranging from less than 1 gigabit per second, or Gbps, to more than 100 Gbps, over distances of less than 10 meters to more than 2,000 kilometers. These optical subsystems include the following products:

•	Transmitters which use a laser plus direct or indirect modulation to convert electrical signals into optical signals for transmission over fiber optics;

•	Receivers which incorporate photodetectors and convert incoming optical signals into electrical signals;

•	Transceivers which combine both transmitter and receiver functions in a single device;

•	Transponders which include a data serializer-deserializer function that would otherwise reside in the customer’s equipment if a transceiver were used; and

•	Active Optical Cables that combine two transceivers and a fiber optic cable that are built into an integrated cable assembly.

The Company’s optical subsystem products support a wide range of network protocols, transmission speeds, fiber types, wavelengths, transmission distances, physical configurations and software enhancements.
The Company also offers products known as wavelength selective switches, or WSS. In long-haul and metro networks, each fiber may carry 50 to 100 different high-speed optical channels, each with its own specific optical wavelength. WSS are switches that are used to dynamically switch network traffic from one optical fiber to multiple other fibers without first converting the optical signal to an electronic signal. The wavelength selective feature means the WSS enable any wavelength or combination of wavelengths to be switched from the input fiber to the output fibers. WSS products are sometimes combined with other components and sold as linecards that plug into a system chassis referred to as a Reconfigurable Optical Add-Drop Multiplexer (ROADM).

Component Products: The Company manufactures a number of active and passive optical components including vertical cavity surface emitting lasers (VCSELs), Fabry-Perot, (FP) lasers, distributed feedback (DFB) lasers, tunable lasers, positive intrinsic negative (PIN), detectors, fused fiber couplers, isolators, filters, polarization beam combiners, interleavers, splitters and amplifiers. Most of these optical components are used internally in the manufacture of the Company’s optical subsystems. Some of these components are also sold in the so-called “merchant market” to other subsystems manufacturers.
Covered Products: This report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company and (iii) for which the manufacture was completed during calendar year 2015. These products, which are referred to in this Report collectively as “Covered Products” consist of all of the Company’s subsystem products and component products.
Manufacturing and Supply Chain
We manufacture most of our optical subsystems at our production facilities in Ipoh, Malaysia and Wuxi, China. We manufacture short wavelength parallel optical transceiver products and certain passive optical components used in our long wavelength transceiver products, as well as ROADM linecards products and WSS assemblies, at our facility in Shanghai, China. We also manufacture WSS products at our facility near Sydney, Australia. We conduct a substantial portion of our new product introduction activities at our Sunnyvale, California, Horsham, Pennsylvania, and Sydney, Australia facilities. We also conduct a portion of our new product introduction operations at our Ipoh and Shanghai facilities. We conduct wafer fabrication operations for the manufacture of VCSELs used in short wavelength transceiver products at our facility in Allen, Texas. We conduct wafer fabrication operations for the manufacture of long wavelength FP and DFB lasers at our facility in Fremont, California. We conduct wafer fabrication operations for the manufacturing of tunable lasers and photonic integrated circuits (PICs), in our facility in Järfälla, Sweden. We use contract manufacturers for a portion of our manufacturing needs, primarily printed circuit board assemblies.
Supply chain management is coordinated from our Sunnyvale, California facility and our international purchasing office in Shenzhen, China. Our supply chain is complex. The majority of the commercially available off-the-shelf components used in our products are purchased through distributors. As such, Finisar may not have a direct relationship with the supplier(s). Our component suppliers and their respective sub-tier suppliers are principally responsible for the procurement of the raw materials used in the manufacture of the components used in our Covered Products. Raw materials purchased by our direct and indirect suppliers contain minerals, including Conflict Minerals, obtained from smelters or refiners that, in turn, source those minerals from brokers and/or traders who procure minerals from various countries. Because we do not purchase materials directly from these smelters and refiners, we have relied on our suppliers, and on information available from industry sources, for purposes of this Report.
Reasonable Country of Origin Inquiry
Beginning Beginning in 2011, we have conducted an annual, good faith Reasonable Country of Origin Inquiry (RCOI) regarding the Conflict Minerals used in, or in connection with, the production of the Covered Products. The RCOI was reasonably designed to determine whether any Conflict Minerals originated in the Covered Countries and whether any Conflict Minerals may have come from recycled or scrap sources. This investigation uses the Conflict Free Smelter Initiative’s (CFSI, www.conflictfreesourcing.org ) Conflict Minerals Reporting Template (CMRT) for gathering data from our suppliers.
Finisar’s supply chain spend data consistently shows that 90% of our supply chain spend is with our top 100 suppliers as ranked by total spend. Accordingly, the “Top 100” Suppliers was established as the starting point for the scope of the conflict minerals RCOI survey. Expanding the survey effort to cover 100% of spend increases the scope to ~900 suppliers. The scope is adjusted to include those suppliers who may have been in the “Top 100” in a prior year - and are now ranked below #100. Suppliers may be removed from the database if: they cease operations, are purchased by another organization, or if the level of Finisar’s business with them falls so low, there is no value in keeping that supplier active in the survey Additionally, a few of the “Top 100” rankings are claimed by component distributors. Therefore, Finisar expands the survey to include those component suppliers purchased through any distributor in the “Top 100”.
For 2016, our fourth year of supply chain surveys regarding conflict minerals, the survey covered 217 active suppliers.
Despite year-over-year improvements in supply chain transparency and RCOI data quality, we do not have complete information regarding the potential presence of conflict minerals across our supply chain. In 2016, many suppliers (89 of 217, 41%) provided company-level conflict minerals declarations. However, we also saw an increase in the number of suppliers who were able to provide more focused, product-level conflict mineral declarations (75 of 217, 34%), which improves the overall data accuracy for Finisar’s consolidated report. For those suppliers who provide, company-wide reports, such reports do not identify which smelters specifically are used in the sourcing for the specific products supplied to Finisar. Therefore, Finisar reports all smelters, as being potentially in our supply chain, with any minerals originating in the conflict region as potentially supplied to Finisar. The results of our RCOI, program metrics, and due diligence efforts consider these limitations. By preferring a company-level CMRT whenever possible, our conflict minerals reporting addresses the status of our supply chain, even as the specific components sourced from each supplier may change throughout the year.
Considering the 217 suppliers in the CY2016 database, suppliers’ responses to Question 2 from the CMRT Declaration, “Is Tin, Tungsten, Tantalum, or Gold intentionally added to your product?”, shows that:

•	140 of our direct suppliers confirmed the use of gold, tin, tantalum, or tungsten in the products supplied to Finisar;

•	49 of our direct suppliers reported that the products supplied to Finisar do not include any gold, tin, tantalum, or tungsten;

•	28 of our direct suppliers provided no data as to whether the products supplied to Finisar include gold, tin, tantalum, or tungsten
Table 1, below, summarizes our suppliers’ responses to Question 6 from the CMRT Declaration, (“Have you identified all of the smelters supplying gold, tin, tantalum, or tungsten to your supply chain?”)

Table 1: Percentage of Supplier Reporting 100% of Smelters Identified
Mineral	Identified 100%		Identified <100%		Other*
Gold	112	52%	21	~10%	84	39%
Tin	97	45%	24	11%	96	44%
Tungsten	61	28%	18	8%	138	64%
Tantalum	61	28%	18	8%	138	64%
*Other includes "not answered" and "not applicable"
In total, our suppliers identified 276 legitimate smelters (by CFSI identification number, or CID) who reported ore country of origin locations in 37 countries. The geographic profile based on the smelter data, shows that <1% of the Gold smelters identified by Finisar suppliers are located in Africa, including Covered Countries and non-covered countries - specifically South Africa. Our suppliers reported no Tin, Tungsten, or Tantalum smelters in Africa. Table 2 and Table 3 below summarize the findings from our 2016 Reasonable Country of Origin Inquiry, based on unique CID. Smelter status was updated to reflect the information listed in the CFSI database as of 18-May-2016:

Table 2: Percent Compliant per Mineral				Table 3: Smelter Status as per CFSI Members' Access Database
Mineral	Compliant	Not yet Compliant	Percent Compliant	Smelter Status, 18-May-2016	Qty	Pctg
Gold	92	27	77%	Compliant	231	84%
Tin	59	13	82%	On the CFSP Active List	10	~4%
Tungsten	38	4	90%	In Communication with CFSP	4	~2%
Tantalum	42	—	100%	Outreach Needed - push to join CFSP	24	~9%
Total	231	44		Other Status	5	~2%
				Non-Compliant	1	—
				Total	275
At the end of CY2014, in an effort to drive improvement through the supply chain, we established internal goals for improving the “percent compliant” position of each mineral, with the aim of driving more smelters to achieve CFSI compliance, and for our supply chain to source more material from CFSI-compliant smelters. The CY2016 goals were met or exceeded for Gold, Tungsten, and Tantalum.

Table 4: Percent Compliant Smelter – 2015 and 2016 Goals and Results
Mineral	CY2015 Internal Goal	CY2015 Results	CY2015 Goal Achieved	CY2016 Internal Goal	CY2016 Results	CY2016 Goal Achieved
Gold	75%	67%	No	75%	77%	Yes
Tin	55%	81%	Yes	85%	82%	No
Tungsten	55%	74%	Yes	80%	90%	Yes
Tantalum	100%	100%	Yes	100%	100%	Yes
Due Diligence Process
On the basis of the findings in our RCOI, we conducted a broader due diligence investigation regarding the source and chain of custody of the Conflict Minerals used in the Covered Products. The Company’s due diligence measures have been designed to conform to the framework in the Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance specifies a five-step framework for risk-based due diligence for responsible supply chains of minerals sourced from conflict-affected and high-risk areas.
Step 1: Establish Strong Company Management Systems.
The first step in the OECD framework is to establish strong internal systems, including record-keeping and chain of custody tracking and/or traceability systems. To implement Step 1, we have taken the following actions:

•
In April 2011, we adopted our Conflict Minerals policy, which was revised in 2012, 2014 and 2016. The current policy statement is posted on our website (www.finisar.com ). The October 2014 revision clarified our corporate policy to not purchase from known conflict sources, and our expectation that our suppliers abide by the same standard. Further, this policy established the corporate goal to purchase from only responsible, conflict-free sources, as validated by the Conflict Free Sourcing Initiative (the "CFSI");

•
We established a cross-functional Conflict Minerals Working Group under the direction of our Global Quality System Manager and including representatives of our Legal, Finance, Global Supply Chain, and Internal Audit Departments. This group reports its activities to our executive management at quarterly-scheduled meetings and bi-annually to the Audit Committee of our Board of Directors;

•
We adopted our Conflict Minerals Due Diligence and Reporting procedure in 2013 to receive inquiries and grievances regarding our conflict minerals programs and practices. This procedure was refined in February, 2014 to define the requirements regarding follow-up investigations after the report of alleged suspect conflict sources, and in October 2014 to incorporate best-practices identified from the September 2014 CFSI member workshop. The July-2016 update to our procedure incorporated feedback learned through the CFSP peer-review program offered by CFSI’s Due Diligences Practices team following the May-2016 filing deadline;

•
We communicated the Company Policy to our direct suppliers and requested that they conduct their own RCOI and return a completed CFSI Conflict Minerals Reporting Template. In 2014, we added the topic of Conflict Minerals to our Supplier Assessment process in our supply chain to better understand and assess our suppliers’ RCOI and due diligence efforts regarding Conflict Minerals.

Step 2: Identify and Assess Risk in the Supply Chain.
The second step in the OECD framework requires an assessment of conflict-related risks in the supply chain. To implement Step 2, we have taken the following actions:

•
Following the process designed in 2012, we compiled a list of our top 100 suppliers based on FY15-Q3 spend data. Each of these suppliers received a request for a current assessment using the CMRT to report the down-stream smelters and refiners for tin, tungsten, tantalum, and/or gold. Suppliers with incomplete survey responses in 2014 were automatically included in the 2015 survey. Suppliers, were sent follow-up inquiries if survey answers were inconsistent or incomplete, or if the accompanying smelter list required review and clarification;

•	The supplier responses for smelter and mine data were de-duplicated to develop a single smelter list. We used our suppliers’ responses to identify smelters, refiners and country of origin data;

•
We followed the guidelines established by the Conflict-Free Sourcing Initiative (www.conflictfreesourcing.org), and referenced the CFSI master smelter database to confirm compliance status for each smelter reported from our supply chain. This database is queried periodically to update smelter status for follow-up reports and due diligence efforts; and,

•
We established a follow up investigation procedure to respond to customers’ or other interested parties’ inquiries regarding potential suspect suppliers. If we become aware of concerns about suspect mineral sourcing, we require the supplier purchasing from the suspect source to investigate and conduct traceability of materials, implement corrective actions if necessary, and provide assurance of a conflict-free supply chain.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.
The third step in the OECD framework is the development of a strategy to mitigate and regularly monitor risks in the supply chain. To implement Step 3, we have taken the following actions:

•
We have developed procedures for sending supply-chain inquiries to our top 100 suppliers on an annual basis, reviewing their responses, consolidating the information in a central database, and conducting follow-up inquiries and/or action items to address any incomplete or inconsistent responses;

•
We continue to follow and consult the EICC guidelines, CFSI, and other industry-sponsored programs, events, and best practices. In September 2014, Finisar became a member of CFSI in order to leverage the research and data analysis available to member companies as part of our Conflict Free RCOI and due diligence efforts. Additionally we began participating in an informal working group comprised of several similarly situated Silicon Valley companies. The aim of this group is to share insights and best practices regarding RCOI, data management, and due diligence efforts around issues of supply chain transparency and ethical sourcing, including conflict minerals;

•	We report information on the sources and chain of custody of Conflict Minerals used in our products to our executive management and the Audit Committee of our Board of Directors;

•
We require our suppliers to conduct investigations of any smelters identified as high-risk and work with our suppliers to address compliance issues and to transition their processing to CFSP compliant smelters; and

•	We will take appropriate action, including the discontinuation of the supply relationships, when we determine that our suppliers are not adhering to the Company Policy.
Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence.
The fourth step in the OECD framework is to obtain audits of due diligence practices employed by smelters and refiners supplying minerals from conflict-affected and high-risk areas. Because we do not source Conflict Minerals directly from smelters or other processing facilities, we rely on third parties, including the CFSP, to coordinate and conduct third-party audits of these facilities. We rely upon the published results of these third-party audits to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain.
Step 5: Report on Supply Chain Due Diligence.
The fifth step in the OECD framework requires companies to publicly report on their supply chain due diligence policies and practices. To implement Step 5, have taken or intend to take the following actions:

•	We will file an annual report with the Securities and Exchange Commission (SEC) on Form SD, together with any required Conflict Minerals Report and report of independent private sector auditor;

•	We will make all such SEC reports available on our website;

•	We will provide our CFSI Conflict Minerals Reporting template to customers and other qualified interested parties upon request.
Additionally, we may refer to our conflict minerals program, as appropriate, in other public statements reports filed with the SEC.

Conflict Minerals Smelters and Refiners
Based on the CY2016 information reported by our direct suppliers, the top five smelter locations by country, consolidated for all four minerals, were China, Indonesia, Japan, United States, and Brazil.

Table 5: Geographic Profile of Smelter Locations
	Americas	Europe	Asia / Pacific	Africa
Gold	17	38	63	1
Tin	13	2	57	—
Tungsten	5	5	32	—
Tantalum	13	6	23	—
Country of Origin of Conflict Materials in the Covered Products
Based on the information provided by our direct suppliers, and otherwise obtained to date through the due diligence process described above, we have reason to believe that some of the Conflict Minerals necessary to the functionality or production of the Covered Products originated from the following Covered Countries: the Democratic Republic of the Congo, Burundi, and Rwanda. Although at this time we cannot give any firm assurance, based on the findings from our RCOI, Finisar is not aware of any of its products containing Conflict Minerals whose mining, smelting, or refining has benefited armed conflict and other human rights or environmental abuses in any of the Covered Countries.
Further Steps in Our Due Diligence Process
For 2017, the Company plans to take the following steps, among others, to improve its due diligence process and to further mitigate the risk that the Conflict Minerals necessary to the functionality or production of the Covered Products benefits armed conflict and other human rights or environmental abuses in any of the Covered Countries:

•
We will continue to engage with our direct suppliers and, in partnership with those suppliers, engage with their supply chain, smelters and processing facilities, to obtain current, accurate and complete information regarding our Conflict Mineral sources;

•
We will continue to encourage our direct suppliers to adhere to Finisar’s Ethical Souring and Conflict Minerals Policy, to refine their own due diligence program, and to encourage smelters in the supply chain to obtain a “conflict-free” designation from an independent, third-party audit program;

•
We will advise our suppliers that we intend to cease doing business with suppliers who continue to source Conflict Minerals from smelters that are not confirmed as “conflict-free” or actively engaged with CFSP, with a clear roadmap and timeline to become compliant;

•
For CY2017, we will continue our annual survey of all active suppliers surveyed in a prior year and the current year’s "Top 100" suppliers, based on the framework described in Step 2. This survey will leverage the recently updated CMRT version 4.20/4.50 and its updated smelter identification look-up tables. Additional due diligence inquiries will be based on a supplier’s answers to survey questions, and the smelters / countries named in their declaration; and,

•
Our on-going follow-up efforts will continue toward on improving the “percent compliant” position for each of the four minerals (see Table 4, on Pg. 4). Our CY2017 goals for each mineral are: Tantalum = 100%, Tin ≥ 90%, Tungsten ≥ 100%, and Gold ≥ 85%, sourcing from compliant smelters.

Exhibit 1.02 - List of Smelters -- Consolidated Results from 2015 Survey Responses

Metal	CID #	Country	Smelter Name	Audit Status per CFSI Database -- 10-May-17
Gold	CID002777	GERMANY	SAXONIA Edelmetalle GmbH	Compliant
Gold	CID002580	ITALY	T.C.A S.p.A	Compliant
Gold	CID002516	TAIWAN	Singway Technology Co., Ltd.	Compliant
Gold	CID002509	INDIA	MMTC-PAMP India Pvt., Ltd.	Compliant
Gold	CID001326	RUSSIAN FEDERATION	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	Compliant
Gold	CID000929	RUSSIAN FEDERATION	JSC Uralelectromed	Compliant
Gold	CID000927	RUSSIAN FEDERATION	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Compliant
Gold	CID000823	JAPAN	Japan Mint	Compliant
Gold	CID000801	CHINA	Inner Mongolia Qiankun Gold and Silver Refinery Share Co.	Compliant
Gold	CID000493	RUSSIAN FEDERATION	OJSC Novosibirsk Refinery	Compliant
Gold	CID000362	GERMANY	DODUCO GmbH	Compliant
Gold	CID000041	UZBEKISTAN	Almalyk Mining and Metallurgical Complex (AMMC)	Compliant
Gold	CID002511	POLAND	KGHM Polska Miedz Spolka Akcyjna	Active
Gold	CID001029	KYRGYZSTAN	Kyrgyzaltyn JSC	Compliant
Gold	CID000359	KOREA (REPUBLIC OF)	DSC (Do Sung Corporation)	Compliant
Gold	CID000328	KOREA (REPUBLIC OF)	Daejin Indus Co., Ltd.	Compliant
Gold	CID000956	KAZAKHSTAN	Kazakhmys Smelting LLC	In Communication
Gold	CID000778	KOREA (REPUBLIC OF)	HwaSeong CJ CO., LTD.	Communication Suspended - Not Interested
Gold	CID000180	MEXICO	Caridad	Communication Suspended - Not Interested
Gold	CID002282	NEW ZEALAND	Morris and Watson	Communication Suspended - Not Interested
Gold	CID001058	CHINA	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	Outreach Required
Gold	CID002312	CHINA	Guangdong Jinding Gold Limited	Outreach Required
Gold	CID001032	SAUDI ARABIA	L'azurde Company For Jewelry	Due Diligence Vetting Process
Gold	CID000767	CHINA	Hunan Chenzhou Mining Co., Ltd.	Outreach Required
Gold	CID000103	TURKEY	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Due Diligence Vetting Process
Gold	CID000185	CANADA	CCR Refinery - Glencore Canada Corporation	Compliant
Gold	CID000711	GERMANY	Heraeus Precious Metals GmbH & Co. KG	Compliant
Gold	CID000807	JAPAN	Ishifuku Metal Industry Co., Ltd.	Compliant
Gold	CID001113	UNITED STATES	Materion	Compliant
Gold	CID001188	JAPAN	Mitsubishi Materials Corporation	Compliant
Gold	CID001193	JAPAN	Mitsui Mining and Smelting Co., Ltd.	Compliant
Gold	CID001259	JAPAN	Nihon Material Co., Ltd.	Compliant
Gold	CID002030	AUSTRALIA	Western Australian Mint (T/a The Perth Mint)	Compliant
Gold	CID001622	CHINA	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	Compliant
Gold	CID000082	JAPAN	Asahi Pretec Corp.	Compliant
Gold	CID001798	JAPAN	Sumitomo Metal Mining Co., Ltd.	Compliant
Gold	CID001875	JAPAN	Tanaka Kikinzoku Kogyo K.K.	Compliant
Gold	CID000937	JAPAN	JX Nippon Mining & Metals Co., Ltd.	Compliant

Metal	CID #	Country	Smelter Name	Audit Status per CFSI Database -- 10-May-17
Gold	CID001119	JAPAN	Matsuda Sangyo Co., Ltd.	Compliant
Gold	CID001938	JAPAN	Tokuriki Honten Co., Ltd.	Compliant
Gold	CID000401	JAPAN	Dowa	Compliant
Gold	CID000981	JAPAN	Kojima Chemicals Co., Ltd.	Compliant
Gold	CID000077	SWITZERLAND	Argor-Heraeus S.A.	Compliant
Gold	CID000707	CHINA	Heraeus Metals Hong Kong Ltd.	Compliant
Gold	CID000425	JAPAN	Eco-System Recycling Co., Ltd.	Compliant
Gold	CID002561	UNITED ARAB EMIRATES	Emirates Gold DMCC	Compliant
Gold	CID001761	TAIWAN	Solar Applied Materials Technology Corp.	Compliant
Gold	CID001153	SWITZERLAND	Metalor Technologies S.A.	Compliant
Gold	CID001980	BELGIUM	Umicore S.A. Business Unit Precious Metals Refining	Compliant
Gold	CID001993	UNITED STATES	United Precious Metal Refining, Inc.	Compliant
Gold	CID001149	CHINA	Metalor Technologies (Hong Kong) Ltd.	Compliant
Gold	CID001322	UNITED STATES	Elemetal Refining, LLC	Non Compliant
Gold	CID000035	GERMANY	Allgemeine Gold-und Silberscheideanstalt A.G.	Compliant
Gold	CID000058	BRAZIL	AngloGold Ashanti Corrego do Sitio Mineracao	Compliant
Gold	CID000019	JAPAN	Aida Chemical Industries Co., Ltd.	Compliant
Gold	CID000090	JAPAN	Asaka Riken Co., Ltd.	Compliant
Gold	CID000113	GERMANY	Aurubis AG	Compliant
Gold	CID000233	ITALY	Chimet S.p.A.	Compliant
Gold	CID000694	GERMANY	Heimerle + Meule GmbH	Compliant
Gold	CID000920	UNITED STATES	Asahi Refining USA Inc.	Compliant
Gold	CID000924	CANADA	Asahi Refining Canada Ltd.	Compliant
Gold	CID000969	UNITED STATES	Kennecott Utah Copper LLC	Compliant
Gold	CID001078	KOREA (REPUBLIC OF)	LS-NIKKO Copper Inc.	Compliant
Gold	CID001955	KOREA (REPUBLIC OF)	Torecom	Compliant
Gold	CID001157	UNITED STATES	Metalor USA Refining Corporation	Compliant
Gold	CID001736	CHINA	Sichuan Tianze Precious Metals Co., Ltd.	Compliant
Gold	CID001573	NETHERLANDS	Schone Edelmetaal B.V.	Compliant
Gold	CID001325	JAPAN	Ohura Precious Metal Industry Co., Ltd.	Compliant
Gold	CID001352	SWITZERLAND	PAMP S.A.	Compliant
Gold	CID001512	SOUTH AFRICA	Rand Refinery (Pty) Ltd.	Compliant
Gold	CID001534	CANADA	Royal Canadian Mint	Compliant
Gold	CID001585	SPAIN	SEMPSA Joyeria Plateria S.A.	Compliant
Gold	CID001555	KOREA (REPUBLIC OF)	Samduck Precious Metals	Compliant
Gold	CID001386	RUSSIAN FEDERATION	Prioksky Plant of Non-Ferrous Metals	Compliant
Gold	CID001916	CHINA	The Refinery of Shandong Gold Mining Co., Ltd.	Compliant
Gold	CID001204	RUSSIAN FEDERATION	Moscow Special Alloys Processing Plant	Compliant
Gold	CID002003	SWITZERLAND	Valcambi S.A.	Compliant
Gold	CID002100	JAPAN	Yamamoto Precious Metal Co., Ltd.	Compliant
Gold	CID002129	JAPAN	Yokohama Metal Co., Ltd.	Compliant
Gold	CID002224	CHINA	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	Compliant

Metal	CID #	Country	Smelter Name	Audit Status per CFSI Database -- 10-May-17
Gold	CID002510	UNITED STATES	Republic Metals Corporation	Compliant
Gold	CID000957	KAZAKHSTAN	Kazzinc	Compliant
Gold	CID000015	UNITED STATES	Advanced Chemical Company	Compliant
Gold	CID002779	AUSTRIA	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Compliant
Gold	CID000128	PHILIPPINES	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Compliant
Gold	CID000157	SWEDEN	Boliden AB	Compliant
Gold	CID000176	GERMANY	C. Hafner GmbH + Co. KG	Compliant
Gold	CID000814	TURKEY	Istanbul Gold Refinery	Compliant
Gold	CID002778	GERMANY	WIELAND Edelmetalle GmbH	Compliant
Gold	CID002605	KOREA (REPUBLIC OF)	Korea Zinc Co., Ltd.	Compliant
Gold	CID002560	UNITED ARAB EMIRATES	Al Etihad Gold LLC	Compliant
Gold	CID002459	UNITED STATES	Geib Refining Corporation	Compliant
Gold	CID001147	CHINA	Metalor Technologies (Suzhou) Ltd.	Compliant
Gold	CID000189	SWITZERLAND	Cendres + Metaux S.A.	Active
Gold	CID001562	KOREA (REPUBLIC OF)	Samwon Metals Corp.	In Communication
Gold	CID000264	JAPAN	Chugai Mining	In Communication
Gold	CID001619	CHINA	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	Outreach Required
Gold	CID000651	CHINA	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	Outreach Required
Gold	CID001947	CHINA	Tongling Nonferrous Metals Group Co., Ltd.	Outreach Required
Gold	CID001909	CHINA	Great Wall Precious Metals Co., Ltd. of CBPM	Outreach Required
Gold	CID001754	UNITED STATES	So Accurate Group, Inc.	Outreach Required
Gold	CID001546	UNITED STATES	Sabin Metal Corp.	Outreach Required
Gold	CID001362	CHINA	Penglai Penggang Gold Industry Co., Ltd.	Outreach Required
Gold	CID001093	CHINA	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	Outreach Required
Gold	CID001056	CHINA	Lingbao Gold Co., Ltd.	Outreach Required
Gold	CID000671	CHINA	Hangzhou Fuchunjiang Smelting Co., Ltd.	Outreach Required
Gold	CID000522	CHINA	Gansu Seemine Material Hi-Tech Co., Ltd.	Outreach Required
Gold	CID000343	CHINA	Daye Non-Ferrous Metals Mining Ltd.	Outreach Required
Gold	CID000197	CHINA	Yunnan Copper Industry Co., Ltd.	Outreach Required
Gold	CID002314	THAILAND	Umicore Precious Metals Thailand	Compliant
Gold	CID002243	CHINA	Gold Refinery of Zijin Mining Group Co., Ltd.	Compliant
Gold	CID001977	BRAZIL	Umicore Brasil Ltda.	Compliant
Gold	CID001756	RUSSIAN FEDERATION	SOE Shyolkovsky Factory of Secondary Precious Metals	Compliant
Gold	CID001498	SWITZERLAND	PX Precinox S.A.	Compliant
Gold	CID001397	INDONESIA	PT Aneka Tambang (Persero) Tbk	Compliant
Gold	CID001220	TURKEY	Nadir Metal Rafineri San. Ve Tic. A.S.	Compliant
Gold	CID001161	MEXICO	Metalurgica Met-Mex Penoles S.A. De C.V.	Compliant
Gold	CID001152	SINGAPORE	Metalor Technologies (Singapore) Pte., Ltd.	Compliant
Gold	CID000855	CHINA	Jiangxi Copper Co., Ltd.	Compliant

Metal	CID #	Country	Smelter Name	Audit Status per CFSI Database -- 10-May-17
Gold	CID001236	UZBEKISTAN	Navoi Mining and Metallurgical Combinat	Active
Tantalum	CID002707	BRAZIL	Resind Industria e Comercio Ltda.	Compliant
Tantalum	CID002571	UNITED STATES	Tranzact, Inc.	Compliant
Tantalum	CID002508	CHINA	XinXing HaoRong Electronic Material Co., Ltd.	Compliant
Tantalum	CID002506	CHINA	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	Compliant
Tantalum	CID002505	CHINA	FIR Metals & Resource Ltd.	Compliant
Tantalum	CID002568	UNITED STATES	KEMET Blue Powder	Compliant
Tantalum	CID001522	CHINA	RFH Tantalum Smeltry Co., Ltd.	Compliant
Tantalum	CID001508	UNITED STATES	QuantumClean	Compliant
Tantalum	CID001200	ESTONIA	NPM Silmet AS	Compliant
Tantalum	CID001163	INDIA	Metallurgical Products India Pvt., Ltd.	Compliant
Tantalum	CID000973	CHINA	King-Tan Tantalum Industry Ltd.	Compliant
Tantalum	CID000460	CHINA	F&X Electro-Materials Ltd.	Compliant
Tantalum	CID002539	MEXICO	KEMET Blue Metals	Compliant
Tantalum	CID002512	CHINA	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	Compliant
Tantalum	CID000211	CHINA	Changsha South Tantalum Niobium Co., Ltd.	Compliant
Tantalum	CID000917	CHINA	Jiujiang Nonferrous Metals Smelting Company Limited	Compliant
Tantalum	CID001192	JAPAN	Mitsui Mining and Smelting Co., Ltd.	Compliant
Tantalum	CID001277	CHINA	Ningxia Orient Tantalum Industry Co., Ltd.	Compliant
Tantalum	CID001769	RUSSIAN FEDERATION	Solikamsk Magnesium Works OAO	Compliant
Tantalum	CID001869	JAPAN	Taki Chemical Co., Ltd.	Compliant
Tantalum	CID001969	KAZAKHSTAN	Ulba Metallurgical Plant JSC	Compliant
Tantalum	CID002544	THAILAND	H.C. Starck Co., Ltd.	Compliant
Tantalum	CID002545	GERMANY	H.C. Starck Tantalum and Niobium GmbH	Compliant
Tantalum	CID002547	GERMANY	H.C. Starck Hermsdorf GmbH	Compliant
Tantalum	CID002548	UNITED STATES	H.C. Starck Inc.	Compliant
Tantalum	CID002549	JAPAN	H.C. Starck Ltd.	Compliant
Tantalum	CID002550	GERMANY	H.C. Starck Smelting GmbH & Co. KG	Compliant
Tantalum	CID002557	UNITED STATES	Global Advanced Metals Boyertown	Compliant
Tantalum	CID002558	JAPAN	Global Advanced Metals Aizu	Compliant
Tantalum	CID002504	UNITED STATES	D Block Metals, LLC	Compliant
Tantalum	CID002492	CHINA	Hengyang King Xing Lifeng New Materials Co., Ltd.	Compliant
Tantalum	CID002307	CHINA	Yichun Jin Yang Rare Metal Co., Ltd.	Compliant
Tantalum	CID002232	CHINA	Zhuzhou Cemented Carbide Group Co., Ltd.	Compliant
Tantalum	CID001891	UNITED STATES	Telex Metals	Compliant
Tantalum	CID001175	BRAZIL	Mineracao Taboca S.A.	Compliant
Tantalum	CID001076	BRAZIL	LSM Brasil S.A.	Compliant
Tantalum	CID000914	CHINA	JiuJiang JinXin Nonferrous Metals Co., Ltd.	Compliant
Tantalum	CID000731	UNITED STATES	Hi-Temp Specialty Metals, Inc.	Compliant
Tantalum	CID000616	CHINA	Guangdong Zhiyuan New Material Co., Ltd.	Compliant

Metal	CID #	Country	Smelter Name	Audit Status per CFSI Database -- 10-May-17
Tantalum	CID000456	UNITED STATES	Exotech Inc.	Compliant
Tantalum	CID000410	CHINA	Duoluoshan	Compliant
Tantalum	CID000291	CHINA	Conghua Tantalum and Niobium Smeltry	Compliant
Tin	CID001493	INDONESIA	PT Tommy Utama	Compliant
Tin	CID002859	CHINA	Gejiu Jinye Mineral Company	Compliant
Tin	CID002573	VIET NAM	Nghe Tinh Non-Ferrous Metals Joint Stock Company	Outreach Required
Tin	CID002572	VIET NAM	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Active
Tin	CID001908	CHINA	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	Active
Tin	CID000942	CHINA	Gejiu Kai Meng Industry and Trade LLC	Active
Tin	CID001448	INDONESIA	PT Karimun Mining	Compliant
Tin	CID001231	CHINA	Nankang Nanshan Tin Manufactory Co., Ltd.	Active
Tin	CID000555	CHINA	Gejiu Zili Mining And Metallurgy Co., Ltd.	In Communication
Tin	CID002574	VIET NAM	Tuyen Quang Non-Ferrous Metals Joint Stock Company	Outreach Required
Tin	CID000760	CHINA	Huichang Jinshunda Tin Co., Ltd.	Active
Tin	CID000278	CHINA	CNMC (Guangxi) PGMA Co., Ltd.	Outreach Required
Tin	CID001182	PERU	Minsur	Compliant
Tin	CID001477	INDONESIA	PT Timah (Persero) Tbk Kundur	Compliant
Tin	CID001482	INDONESIA	PT Timah (Persero) Tbk Mentok	Compliant
Tin	CID002592	INDONESIA	CV Dua Sekawan	Compliant
Tin	CID000228	CHINA	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	Compliant
Tin	CID000315	INDONESIA	CV United Smelting	Compliant
Tin	CID000438	BOLIVIA	EM Vinto	Compliant
Tin	CID000538	CHINA	Gejiu Non-Ferrous Metal Processing Co., Ltd.	Compliant
Tin	CID001105	MALAYSIA	Malaysia Smelting Corporation (MSC)	Compliant
Tin	CID001173	BRAZIL	Mineracao Taboca S.A.	Compliant
Tin	CID001191	JAPAN	Mitsubishi Materials Corporation	Compliant
Tin	CID001337	BOLIVIA	Operaciones Metalurgical S.A.	Compliant
Tin	CID001428	INDONESIA	PT Bukit Timah	Compliant
Tin	CID001453	INDONESIA	PT Mitra Stania Prima	Compliant
Tin	CID001460	INDONESIA	PT Refined Bangka Tin	Compliant
Tin	CID001468	INDONESIA	PT Stanindo Inti Perkasa	Compliant
Tin	CID001898	THAILAND	Thaisarco	Compliant
Tin	CID002773	BELGIUM	Metallo Belgium N.V.	Compliant
Tin	CID001438	INDONESIA	PT Eunindo Usaha Mandiri	Compliant
Tin	CID002036	BRAZIL	White Solder Metalurgia e Mineracao Ltda.	Compliant
Tin	CID002180	CHINA	Yunnan Tin Company Limited	Compliant
Tin	CID001070	CHINA	China Tin Group Co., Ltd.	Compliant
Tin	CID000292	UNITED STATES	Alpha	Compliant
Tin	CID000295	BRAZIL	Cooperativa Metalurgica de Rondonia Ltda.	Compliant
Tin	CID000309	INDONESIA	PT Aries Kencana Sejahtera	Compliant

Metal	CID #	Country	Smelter Name	Audit Status per CFSI Database -- 10-May-17
Tin	CID000313	INDONESIA	CV Serumpun Sebalai	Compliant
Tin	CID000402	JAPAN	Dowa	Compliant
Tin	CID000468	POLAND	Fenix Metals	Compliant
Tin	CID001399	INDONESIA	PT Artha Cipta Langgeng	Compliant
Tin	CID001402	INDONESIA	PT Babel Inti Perkasa	Compliant
Tin	CID001419	INDONESIA	PT Bangka Tin Industry	Compliant
Tin	CID001421	INDONESIA	PT Belitung Industri Sejahtera	Compliant
Tin	CID001434	INDONESIA	PT DS Jaya Abadi	Compliant
Tin	CID001457	INDONESIA	PT Panca Mega Persada	Compliant
Tin	CID001458	INDONESIA	PT Prima Timah Utama	Compliant
Tin	CID001463	INDONESIA	PT Sariwiguna Binasentosa	Compliant
Tin	CID001490	INDONESIA	PT Tinindo Inter Nusa	Compliant
Tin	CID001539	TAIWAN	Rui Da Hung	Compliant
Tin	CID001758	BRAZIL	Soft Metais Ltda.	Compliant
Tin	CID002468	BRAZIL	Magnu's Minerais Metais e Ligas Ltda.	Compliant
Tin	CID002517	PHILIPPINES	O.M. Manufacturing Philippines, Inc.	Compliant
Tin	CID002530	INDONESIA	PT Inti Stania Prima	Compliant
Tin	CID002816	INDONESIA	PT Sukses Inti Makmur	Compliant
Tin	CID002158	CHINA	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Active
Tin	CID002703	VIET NAM	An Vinh Joint Stock Mineral Processing Company	Outreach Required
Tin	CID000448	BRAZIL	Estanho de Rondonia S.A.	Outreach Required
Tin	CID002825	VIET NAM	An Thai Minerals Co., Ltd.	Outreach Required
Tin	CID002776	INDONESIA	PT Bangka Prima Tin	Compliant
Tin	CID002774	SPAIN	Metallo Spain S.L.U.	Compliant
Tin	CID002706	BRAZIL	Resind Industria e Comercio Ltda.	Compliant
Tin	CID002570	INDONESIA	CV Ayi Jaya	Compliant
Tin	CID002503	INDONESIA	PT ATD Makmur Mandiri Jaya	Compliant
Tin	CID002500	BRAZIL	Melt Metais e Ligas S.A.	Compliant
Tin	CID002455	INDONESIA	CV Venus Inti Perkasa	Compliant
Tin	CID002015	VIET NAM	VQB Mineral and Trading Group JSC	Compliant
Tin	CID001471	INDONESIA	PT Sumber Jaya Indah	Compliant
Tin	CID001314	THAILAND	O.M. Manufacturing (Thailand) Co., Ltd.	Compliant
Tin	CID001142	UNITED STATES	Metallic Resources, Inc.	Compliant
Tin	CID000306	INDONESIA	CV Gita Pesona	Compliant
Tin	CID000244	CHINA	Jiangxi Ketai Advanced Material Co., Ltd.	Compliant
Tungsten	CID002535	CHINA	Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd.	Compliant
Tungsten	CID002502	VIET NAM	Asia Tungsten Products Vietnam Ltd.	Compliant
Tungsten	CID000966	UNITED STATES	Kennametal Fallon	Compliant
Tungsten	CID002082	CHINA	Xiamen Tungsten Co., Ltd.	Compliant
Tungsten	CID000875	CHINA	Ganzhou Huaxing Tungsten Products Co., Ltd.	Compliant
Tungsten	CID002845	RUSSIAN FEDERATION	Moliren Ltd.	Compliant
Tungsten	CID002843	KOREA (REPUBLIC OF)	Woltech Korea Co., Ltd.	Compliant
Tungsten	CID002827	PHILIPPINES	Philippine Chuangxin Industrial Co., Inc.	Compliant

Metal	CID #	Country	Smelter Name	Audit Status per CFSI Database -- 10-May-17
Tungsten	CID002536	CHINA	Ganzhou Yatai Tungsten Co., Ltd.	Non Compliant
Tungsten	CID000258	CHINA	Chongyi Zhangyuan Tungsten Co., Ltd.	Compliant
Tungsten	CID000769	CHINA	Hunan Chunchang Nonferrous Metals Co., Ltd.	Compliant
Tungsten	CID002317	CHINA	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	Compliant
Tungsten	CID002494	CHINA	Ganzhou Seadragon W & Mo Co., Ltd.	Compliant
Tungsten	CID002319	CHINA	Malipo Haiyu Tungsten Co., Ltd.	Compliant
Tungsten	CID002318	CHINA	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	Compliant
Tungsten	CID002095	CHINA	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	Compliant
Tungsten	CID002011	VIET NAM	Vietnam Youngsun Tungsten Industry Co., Ltd.	Compliant
Tungsten	CID000004	JAPAN	A.L.M.T. TUNGSTEN Corp.	Compliant
Tungsten	CID000105	UNITED STATES	Kennametal Huntsville	Compliant
Tungsten	CID000218	CHINA	Guangdong Xianglu Tungsten Co., Ltd.	Compliant
Tungsten	CID000568	UNITED STATES	Global Tungsten & Powders Corp.	Compliant
Tungsten	CID000825	JAPAN	Japan New Metals Co., Ltd.	Compliant
Tungsten	CID001889	VIET NAM	Tejing (Vietnam) Tungsten Co., Ltd.	Compliant
Tungsten	CID002044	AUSTRIA	Wolfram Bergbau und Hutten AG	Compliant
Tungsten	CID002320	CHINA	Xiamen Tungsten (H.C.) Co., Ltd.	Compliant
Tungsten	CID002541	GERMANY	H.C. Starck Tungsten GmbH	Compliant
Tungsten	CID002542	GERMANY	H.C. Starck Smelting GmbH & Co. KG	Compliant
Tungsten	CID002724	RUSSIAN FEDERATION	Unecha Refractory metals plant	Compliant
Tungsten	CID002647	CHINA	Jiangxi Dayu Longxintai Tungsten Co., Ltd.	Outreach Required
Tungsten	CID002316	CHINA	Jiangxi Yaosheng Tungsten Co., Ltd.	Compliant
Tungsten	CID002313	CHINA	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	Outreach Required
Tungsten	CID002833	BRAZIL	ACL Metais Eireli	Active
Tungsten	CID002649	RUSSIAN FEDERATION	Hydrometallurg, JSC	Compliant
Tungsten	CID002589	UNITED STATES	Niagara Refining LLC	Compliant
Tungsten	CID002579	CHINA	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	Compliant
Tungsten	CID002551	CHINA	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	Compliant
Tungsten	CID002543	VIET NAM	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Compliant
Tungsten	CID002513	CHINA	Chenzhou Diamond Tungsten Products Co., Ltd.	Compliant
Tungsten	CID002321	CHINA	Jiangxi Gan Bei Tungsten Co., Ltd.	Compliant
Tungsten	CID002315	CHINA	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	Compliant
Tungsten	CID000766	CHINA	Hunan Chenzhou Mining Co., Ltd.	Compliant
Tungsten	CID000499	CHINA	Fujian Jinxin Tungsten Co., Ltd.	Compliant